UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 13, 2021

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In the Matter of

Alt 5 Sigma, Inc.
420 Lexington Avenue, Suite 2320
New York, NY, 10170

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11226

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Alt 5 Sigma, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 13, 2021.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief